November 19, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jazz Pharmaceuticals, Inc.
Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-151592)

Ladies and Gentlemen:

Jazz Pharmaceuticals, Inc. (the “Company”), pursuant to Rule 477(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-151592), together with all amendments and exhibits thereto (the “Prior Registration Statement”), effective as of the date hereof. The Prior Registration Statement was filed to register the resale of shares of the Company’s common stock that the Company may in the future issue to the selling stockholders named in the prospectus included therein. The Company is requesting such withdrawal because it intends to file a new registration statement on Form S-1 to replace the Prior Registration Statement and to reduce the number of shares of the Company’s common stock to be registered for resale by such selling stockholders. The Prior Registration Statement has not been declared effective by the Commission, and no shares of the Company’s common stock have been or will be issued or sold under the Prior Registration Statement.

Accordingly, we request an order granting the withdrawal of the Prior Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting the withdrawal of the Prior Registration Statement to the undersigned via facsimile at (650) 496-3781, with a copy to Chad Mills of Cooley Godward Kronish LLP, the Company’s outside counsel, via facsimile at (650) 849-7400.

Please be advised that pursuant to Rule 478 under the Securities Act, the undersigned has full power and authority to make this request on behalf of the Company.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Prior Registration Statement be credited for future use.

If you have any questions or require further information regarding this application of withdrawal of the Prior Registration Statement, please do not hesitate to call Chad Mills of Cooley Godward Kronish LLP at (650) 843-5654.

Sincerely,

JAZZ PHARMACEUTICALS, INC.

By:	/S/ BRUCE C. COZADD
Bruce C. Cozadd
Chairman and Chief Executive Officer

cc:	Philip J. Honerkamp, Vice President, Deputy General Counsel
Chadwick L. Mills, Esq., Cooley Godward Kronish LLP